UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 6 November 2014

Novogen Ltd ABN 37 063 259 754 ASX:NRT NASDAQ:NVGN Contact Details PO Box 2333 Hornsby Westfield NSW 2077 T +61 2 9472 4100 F +61 2 9457 0388 E Graham.Kelly@Novogen.com

MARKET RELEASE

6 November 2014

CANTRIXIL PROVES HIGHLY EFFECTIVE IN PRE-CLINICAL TEST OF REFRACTORY OVARIAN CANCER

Novogen Limited (ASX:NRT – NASDAQ:NVGN) and its joint venture company, CanTx Inc., with Yale University, has received confirmation that its experimental drug product, Cantrixil, has passed its final pre-clinical test of efficacy as evidence of its potential to significantly improve the survival prospects of patients with late-stage ovarian cancer.

Cantrixil is a construct of the cytotoxic anti-cancer drug candidate, TRX-E-002-1, in a cyclodextrin (sugar) ball. Cantrixil has been designed specifically to be injected into body cavities (peritoneal cavity, pleural cavity) to seek out and destroy cancer stem cells, the cells primarily responsible for the initiation of cancer, its spread, and its continued growth in the face of chemotherapy.

Cantrixil is being developed as a first-line, second-line and salvage therapy for ovarian cancer, and for the treatment of the late-stage conditions, malignant ascites and malignant pleural effusion.

The initial Phase 1 study is to be conducted in women with late-stage ovarian cancer that has become unresponsive to standard therapy. Cantrixil has already successfully passed an animal model of first-line therapy in ovarian cancer. A follow-up study then was conducted as a final challenge to test the product’s efficacy in an animal model of refractory ovarian cancer.

That final test is an animal model developed in conjunction with CanTx that mimics the clinical situation seen in women whose ovarian cancer has become resistant to all forms of chemotherapy. To date, no drug, standard or experimental, has been shown to produce any lasting or meaningful inhibition of the growth of the cancer in this model.

The animal model involves the injection of human ovarian cancer stem cells into the peritoneal cavity of mice where they attach to and grow on the various abdominal organs, just as they do in women. The tumors display the same appearance and range of cell types as found in their human counterparts. The mice then are treated with paclitaxel, the standard first-line chemotherapy used in ovarian cancer. The paclitaxel produces a temporary anti-cancer effect, followed by rapid tumor growth despite ongoing paclitaxel treatment. This rapid tumor growth of chemo-resistant cancer again mimics what happens in late-stage ovarian cancer in women.

Capital Structure

Ordinary Shares on issue:

168 M

Board of Directors

Dr Graham Kelly

Chairman & Executive Director

Steve Coffey

Non Executive Director

John O’Connor

Non Executive Director

Ian Ross

Non Executive Director

Prof Peter Gunning

Non Executive Director

Page  |  2

Novogen CEO, Dr Graham Kelly, said today, “When Cantrixil was injected into the peritoneal cavity of the mice with these paclitaxel-resistant cancers, tumor development in the great majority of mice was completely eradicated. In fact, microscopic examination of the abdominal tissues could detect no evidence of micro-metastases of cancer stem cells, suggesting that Cantrixil had been effective in wiping out the cancer via its ability to kill the cancer stem cells.”

“The great majority of experimental drugs fail in the clinic after showing encouraging anti-cancer activity in animals. One of the main reasons for this is that the animal model is completely unrepresentative of the human situation. CanTx has gone to extraordinary lengths to produce an animal model that is as close to the human situation as it is possible to get, certainly a far more stringent test than has ever been used for any other drug targeting ovarian cancer. The fact that Cantrixil has produced such a dramatic and durable anti-cancer effect in this model gives us every confidence that we can deliver a comparable effect in the clinic,” Kelly added.

“I consider this a major step forward for both Novogen and for patients with ovarian cancer. And to people who would point out that this effect is still only pre-clinical, I would respond that to the best of my knowledge, this effect is beyond anything that any other drug has achieved, whether it is in the clinic or not. That is why we and the university team who generated it find the data exciting,” Kelly added.

About CanTx

CanTx Inc. is a private biotechnology company based in New Haven, Connecticut, and established as a joint venture between Novogen and Yale University. CanTx is dedicated to the development of anti-cancer drugs for the treatment of ovarian cancer.

About Novogen Limited

Novogen is a public, Australian drug-development company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Novogen Group includes a New Haven CT – based joint venture company, CanTx Inc., with Yale University.

Novogen has two main drug technology platforms: super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been created to kill the full range of cells within a tumor, but particularly the cancer stem cells. The ATM compounds target the microfilament component of the cancer cell and when used in conjunction with standard anti-microtubular drugs, result in comprehensive and fatal destruction of the cancer cell’s cytoskeleton. Ovarian cancer, colorectal cancer, malignant ascites, prostate cancer, neural cancers (glioblastoma, neuroblastoma in children) and melanoma are the key clinical indications being pursued, with the ultimate objective of employing both technologies as a unified approach to first-line therapy.

Further information is available on our websites www.novogen.com and www.can-tx.com

For more information please contact:

Investor Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4100	Media Enquiries Cristyn Humphreys Operations Manager Novogen Group Cristyn.Humphreys@novogen.com +61 (0) 2 9472 4111